

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2024

Yehu Ofer
Chief Executive Officer
Odysight.ai Inc.
Suites 7A and 3B , Industrial Park , P.O. Box 3030
Omer, Israel 8496500

> **Re: Odysight.ai Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 8, 2024**
> **File No. 333-273285**

Dear Yehu Ofer:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 4, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-1

Risk Factors, page 5

1. We note your response to prior comment 2 and reissue the comment in part. Given Mr. Arkin is a director and status as a controlling shareholder, please provide your analysis whether Mr. Arkin has an identity of interest with the company such that he cannot register his shares for resale pursuant to Securities Act Rule 415(a)(1)(i). For additional guidance, please refer to Securities Act Rule 415 Compliance & Disclosure Interpretation Question 212.15. In addition, please revise the prospectus as follows:

    - revise the cover page to identify Mr. Arkin as the controlling shareholder and the amount and percentage of his beneficial ownership, identify him as one of the selling stockholders, and disclose the number and percentage of beneficial ownership being offered by the other selling securityholders;

- revise the cover page to disclose that the offering may result in a change in control;

- revise the cover page to disclose the warrant exercise price, to clarify, if true, that the warrants are in the money, will be dilutive to current security holders if and when exercised for common stock by the selling security holders, and to clarify that you are registering the underlying common stock for resale;

- revise the risk factors to address the risks, beyond those mentioned on page 15 regarding share ownership and voting power, regarding Mr. Arkin's interest in this offering as a majority shareholder, member of the board of directors, and selling shareholder, including a potential change in control as a result of this offering;

- highlight the selling security holders potential conflicts of interest related to the offering, including the purchase price paid by the selling security holders, the warrant exercise price and their potential profit, as well as the provision within the March 2023 registration rights agreements granting the selling shareholders the ability to limit participation in the resale offering and thereby the securities sold under this registration statement;

- provide a risk factor addressing the volatility the offering could cause, and the negative impact sales of shares on this registration statement could have on the public trading price of the common stock, given the significant portion of your public float being registered, including the additional dilution possible if the warrants are exercised; and

- disclose the company's use of proceeds from the exercise of the warrants.

Please contact Benjamin Richie at 202-551-7857 or Abby Adams at 202-551-6902 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Joshua Ravitz